NOL

RECEIVED

2008 APR 21 P 1:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

08002036

16 April 2008

By Courier

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to NOL's 39th Annual General Meeting held on 16 April 2008 at 10.30 am. and Re-appointment of NOL Audit Committee Chairman. Attached is a copy of the announcement for your attention, please.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

PROCESSED
APR 23 2008
THOMSON FINANCIAL

Encs

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Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

BEST AVAILABLE CO.

SEC Exemption
No. 82-2605

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	16-Apr-2008 17:42:30
Announcement No.	00057

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Announcement Title *	NOL's 39th AGM on 16 April 2008 and Re-appointment of NOL Audit Committee Chairman
Description	Attached is the announcement on the above.
Attachments:	Announcement_on_AGM_16Apr08.pdf Total size = **25K** (2048K size limit recommended)

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SEC Exemption
No. 82-2605

NEPTUNE ORIENT LINES LIMITED

1. NOL'S 39TH ANNUAL GENERAL MEETING ("AGM") HELD ON 16 APRIL 2008 at 10.30 A.M.

2. RE-APPOINTMENT OF NOL AUDIT COMMITTEE CHAIRMAN

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1. NOL'S 39TH AGM

Pursuant to Rule 704(14) of the Listing Manual of the Singapore Exchange Securities Trading Limited ("SGX-ST"), the Board of Directors of Neptune Orient Lines Limited ("the Company" or "NOL") wishes to announce that at the 39th AGM of the Company held on 16 April 2008 at 10.30 a.m., all the Resolutions as set out in the Notice of AGM dated 28 March 2008, and put to the meeting, were duly passed.

The Company wishes to highlight shareholders' approval of the following items at the AGM:

Re-election of Board Members

The following Board members, who were subject to re-election, were re-elected at the AGM and remained as members of the NOL Board Committees reflected against their names:

Name of Director	Committee
Mr Cheng Wai Keung* *Chairman*	Executive Committee *(Chairman)* Approval Committee *(Chairman)* Nominating Committee Executive Resource & Compensation Committee
Mr Christopher Lau Loke Sam*	Audit Committee *(Chairman)* Enterprise Risk Management Committee
Mr Timothy Charles Harris*	Executive Resource & Compensation Committee Enterprise Risk Management Committee

* Independent Director

2. Re-appointment of NOL Audit Committee Chairman

Pursuant to Rule 704(8) of the SGX-ST Listing Manual, the Board of Directors of NOL wishes to announce that with the re-appointment of Mr Christopher Lau, an Independent Director, as Chairman of the NOL Audit Committee, at the Company's AGM held on 16 April 2008, the NOL Audit Committee comprises Messrs Christopher Lau (Chairman), Robert Holland, Jr, Peter Wagner and Bobby Chin Yoke Choong.

By Order of the Board

Marjorie Wee/Wong Kim Wah (Ms)
Company Secretaries

16 April 2008

END